GENCO RESOURCES LTD

INFORMATION CIRCULAR

(As at May 22, 2008 and in Canadian dollars except where indicated)

PERSONS MAKING THIS SOLICITATION OF PROXIES

This Information Circular (“Circular”) is furnished in connection with the solicitation of Proxies (which term includes any ‘VIFs’, as that term is defined below under ‘Completion and Voting of Proxies – Unregistered Shareholders’, unless otherwise noted) by the management of Genco Resources Ltd. (the “Company”) for use at the Annual General Meeting of the shareholders of the Company (the “Meeting”) to be held at the time and place and for the purposes set forth in the accompanying Notice of Meeting and at any adjournment thereof. It is expected the solicitation will be primarily by mail. Proxies may also be solicited personally by employees of the Company. The cost of solicitation will be borne by the Company.

COMPLETION AND VOTING OF PROXIES

Voting

Voting at the Meeting will be by a show of hands, each registered shareholder and each Proxyholder (representing a registered or unregistered shareholder) having one vote, unless a poll is required (if the number of shares represented by Proxies that are to be voted against a motion are greater than 5% of the votes that could be cast at the Meeting) or requested, whereupon each such shareholder and Proxyholder is entitled to one vote for each share held or represented, respectively. To approve a motion proposed at the Meeting a majority of greater than 50% of the votes cast will be required (an ‘ordinary resolution’) unless the motion requires a ‘special resolution’ in which case a majority of 66-2/3% of the votes cast will be required.

Appointment of Proxyholders

The persons named in the accompanying Proxy as Proxyholders are directors or officers of the Company.

A shareholder has the right to appoint a person (who need not be a shareholder) to attend and act on the shareholder’s behalf at the Meeting other than the persons named in the Proxy as Proxyholders. To exercise this right, the shareholder must strike out the names of the persons named in the Proxy as Proxyholders and insert the name of the shareholder’s nominee in the space provided or complete another Proxy.

A shareholder completing the enclosed Proxy may indicate the manner in which the persons named in the Proxy are to vote with respect to any matter by marking an ‘X’ in the appropriate space. On any poll required (for the reason described above) or requested, those persons will vote or withhold from voting the shares in respect of which they are appointed in accordance with the directions, if any, given in the Proxy provided such directions are certain.

If a shareholder wishes to confer a discretionary authority with respect to any matter, then the space should be left blank. In such instance, the Proxyholder, if nominated by management, intends to vote the shares represented by the Proxy in favour of the motion.

The enclosed Proxy, when properly signed, confers discretionary authority with respect to amendments or variations to the matters identified in the Notice of Meeting and with respect to other matters which may be properly brought before the Meeting. At the time of printing this Circular, the management of the Company is not aware that any such amendments, variations or other matters are to be presented for action at the Meeting. If, however, other matters which are not now known to the management should properly come before the Meeting, the Proxies hereby solicited will be exercised on such matters in accordance with the best judgement of the nominees.

The Proxy must be dated and signed by the shareholder or the shareholder’s attorney authorized in writing. In the case of a corporation, the Proxy must be dated and executed under its corporate seal or signed by a duly authorized officer or attorney for the corporation.

The completed Proxy, together with the power of attorney or other authority, if any, under which it was signed or a notarially certified copy thereof, must be deposited with the Company’s transfer agent in accordance with the instructions and before the time set out in the Proxy. Proxies received after such time may be accepted or rejected by the Chair of the Meeting in the Chair’s discretion. Unregistered shareholders must deliver their completed Proxies in accordance with the instructions given by their financial institution or other intermediary that forwarded the Proxy to them.

Registered Shareholders

Only shareholders registered as shareholders in the Company’s shareholder registry maintained by the Company’s registrar and transfer agent or duly appointed Proxyholders will be recognized, make motions or vote at the Meeting.

Unregistered Shareholders

Shareholders holding their shares of the Company through stockbrokers, intermediaries, trustees or other persons will not be recognized, make motions nor vote at the Meeting.

If shares of the Company are listed in an account statement provided to a shareholder by a stockbroker, those shares, in all likelihood, will not be registered in the shareholder’s name. Such shares will more likely be registered in the name of the stockbroker or a nominee or agent of that stockbroker and can only be voted through a duly completed Proxy given by the shareholder. Without specific instructions, stockbrokers and their agents and nominees are prohibited from voting shares for the stockbroker’s clients. Therefore, each unregistered shareholder should ensure that voting instructions are communicated to the appropriate party well in advance of the Meeting.

National Instrument 54-101 Communication with Beneficial Owners of Securities of a Reporting Issuer of the Canadian securities administrators require stockbrokers and other intermediaries to seek voting instructions from unregistered shareholders in advance of shareholder meetings. Stockbrokers and other intermediaries have their own mailing procedures and provide their own return instructions to clients, which should be carefully followed by unregistered shareholders to ensure their shares are voted at the Meeting. The form requesting such voting instructions (a “VIF”) supplied to the unregistered shareholder by its stockbroker (or agent) is substantially similar to the Proxy provided directly to the registered shareholders by the Company, however, it is limited to instructing the registered shareholder (that is, the stockbroker or its nominee or agent) how to vote on behalf of the unregistered shareholder.

Most stockbrokers in Canada and the United States of America delegate responsibility for obtaining instructions from clients to a third party company (or, if the shareholder has so consented, allows the Company or its transfer agent to do so directly) which sends a machine-readable VIF to unregistered shareholders and asks the shareholders to return the VIFs to them or provide instructions to them through the Internet or by telephone. The third party company (or the Company or its agent, if it has sent the VIF to the shareholder directly) then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares to be represented at the Meeting.

Although an unregistered shareholder may not be recognized directly at the Meeting for the purposes of voting shares registered in the name of their stockbroker, the unregistered shareholder may attend the Meeting as Proxyholder for the stockbroker and vote the shares in that capacity. Unregistered shareholders wishing to attend the Meeting and indirectly vote their shares as their own Proxyholder, should enter their own names in the blank space on the VIF provided to them and return the VIF in accordance with the instructions provided on it. If an unregistered shareholder receives a VIF and does not wish to attend the Meeting as a Proxyholder, the VIF must be returned, or instructions respecting the voting of shares must be communicated, to the third party company (or the Company or its transfer agent) in advance of the Meeting to have the shares voted in accordance with the instructions on that VIF.

Shareholders with questions respecting the voting of shares held through a stockbroker or other financial intermediary should contact that stockbroker or other intermediary for assistance.

REVOCATION OF PROXIES

Shareholders have the power to revoke Proxies previously given by them. Revocation can be effected by an instrument in writing (which includes a Proxy bearing a later date) signed by a shareholder or the shareholder’s attorney authorized in writing and in the case of a corporation, executed under its corporate seal or signed by a duly authorized officer or attorney for the corporation, and either delivered to the registered office of the Company at Northwest Law Group (attn: Michael F. Provenzano), Suite 950, Scotia Tower, 650 West Georgia Street, Box 11587, Vancouver, BC V6B 4N8, Canada any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, or deposited with the Chair of the Meeting prior to the hour of commencement on the day of the Meeting.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

None of the directors or executive officers of the Company, any person who has held such a position since the beginning of the last completed financial year of the Company, any proposed nominee for election as a director of the Company nor any associate or affiliate of the foregoing persons, has any substantial or material interest, directly or indirectly, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting (other than the election of directors) except for:

1.

the current and future directors and executive officers of the Company and any subsidiaries, inasmuch as in the following year they may be granted options to purchase shares of the Company pursuant to its Stock Option Plan; and

2.

Robert C. Gardner, QC, Gregory K. Liller, Wayne R. Moorhouse and W. Gordon Blankstein, insiders of the Company, inasmuch as they are parties to management agreements with the Company pursuant to which their annual bonus for 2006 and 2007 may be paid by the issuance of common shares of the Company, ratification or approval of both of which will be sought at the Meeting.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Company has only one class of shares entitled to be voted at the Meeting, namely, common shares without par value. All issued shares are entitled to be voted at the Meeting and each has one non-cumulative vote. Only those common shareholders as of the record date of May 22, 2008 will be entitled to vote at the Meeting or any adjournment thereof. There were 40,985,272 common shares issued and outstanding as of the record date.

To the knowledge of the directors and executive officers of the Company, as of the record date, only the following beneficially own, directly or indirectly, or exercise control or direction over shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company which have the right to vote in all circumstances:

Name	Number of Shares	Percentage of Outstanding Shares
Karen S. Anderson (1)	5,000,000	12.2%

(1)	Karen S. Anderson is the spouse of James R. Anderson, a former director of the Company.

ELECTION OF DIRECTORS

The Board of Directors of the Company presently consists of seven directors, and one vacancy. It is proposed to set the number of directors for the following year at seven. This requires the approval of the shareholders of the Company by an ordinary resolution, which approval will be sought at the Meeting.

The Company’s management proposes to nominate the persons named in the following table for election as directors of the Company to fill such positions. Each director elected will hold office until the next Annual General Meeting or until the director’s successor is duly elected or appointed, unless the director’s office is earlier vacated in accordance with the Company’s Articles or the director becomes disqualified to act as a director.

The following information concerning the proposed nominees has been furnished by each of them.

Name, Province or State & Country of Residence & Present Position with the Company	Present Principal Occupation (1)	Director Since	Number of Shares (2)
BLANKSTEIN, W. Gordon British Columbia, Canada Director	Venture Capitalist President of Sun West Ventures Ltd. (private investment and consulting company) Founding Director of Mountain View Conservation & Breeding Centre Society (non- profit endangered animal conservation and breeding society)	December 12, 2003	828,818

Name, Province or State & Country of Residence & Present Position with the Company	Present Principal Occupation (1)	Director Since	Number of Shares (2)
GARDNER, Robert C. British Columbia, Canada Chairman of the Board of Directors	Barrister & Solicitor; Queen’s Counsel Chairman of the Board of Directors of the Company, Andover Ventures Inc. (publicly traded (TSX-V) mineral exploration company) and Stealth Energy Inc. (publicly traded (CNQ) oil and gas company) Principal of Gardner & Associates (law firm)	February 17, 2003	2,532,044
GOODMAN, Leslie D. (3) London, United Kingdom Director	Solicitor Executive Chairman of Erinaceous Insurance Services Limited (privately held insurance services company)	July 8, 2005	50,000
HUGHES, Richard W. (3)(4)(5) British Columbia, Canada Director	Mining Executive President of Hastings Management Corp. (private management and consulting company) Chairman of the Board of Directors of Golden Chalice Resources Inc. (publicly traded (TSX-V) mineral exploration company) President of Abitibi Mining Corp., Amador Gold Corp., Klondike Gold Corp., Klondike Silver Corp. and Sedex Mining Corp. (publicly traded (TSX-V) mineral exploration companies) Chief Financial Officer of Kalahari Resources Inc. (publicly traded (TSX-V) mineral exploration company)	October 29, 2004	0
LUNA ARELLANO, Eduardo (4) Mexico D.F., Mexico Director	Mining Executive Chairman of the Board of Directors of Silver Wheaton Corp. (publicly traded (TSX & NYSE) silver mining company) and Compañia Minera Peña de Bernal, S.A. de C.V. (subsidiary of Starcore International Ventures Ltd., a publicly traded (TSX) gold and silver mining company)	December 12, 2003	0
McDONALD, James M. (5) Alberta, Canada Director	Geologist President of Makwa Exploration Ltd. (private geological consulting company)	February 17, 2003	213,448
SMITH, Brian R. D. (3)(5) British Columbia, Canada Director	Barrister & Solicitor; Queen’s Counsel Public Policy Advisor (energy) with Gowling Lafleur Henderson LLP (law firm) Treaty Negotiator for Department of Indian & Norther Affairs (department of Canadian government)	June 2, 2003	18,504

(1)

Includes occupations for preceding five years unless the director was elected at the previous Annual General Meeting and was shown as a nominee for election as a director in the Circular for that meeting.

(2)

The approximate number of shares of the Company carrying the right to vote in all circumstances beneficially owned, directly or indirectly, or over which control or direction is exercised by each proposed nominee as of the record date. No director, together with the director’s associates and affiliates beneficially owns, directly or indirectly, or exercises control or direction over more than 10% of the Company’s shares.

(3)

Member of Audit Committee. The members of the Committee as of the end of the Company’s last financial year end were Robert C. Gardner, QC, Richard W. Hughes and Brian R. D. Smith, QC. Prior to the listing of the Company’s shares on the Toronto Stock Exchange in January 2008, Robert C. Gardner, QC was replaced by Leslie D. Goodman to make the Audit Committee comprised of all independent directors.

(4)	Member of Compensation Committee. The third member and chair of the Committee, James R. Anderson, has recently resigned and not been replaced.

(5)	Member of the Corporate Governance Committee. The fourth member of the Committee, James R. Anderson, has recently resigned and not been replaced.

(6)

None of the proposed directors is to be elected under any arrangement or understanding between the proposed director and a third party (other than the directors and executive officers of the Company acting as in that capacity).

Pursuant to the provisions of the Company’s governing corporate legislation the Company is required to have an Audit Committee whose members are indicated above. The Company does not have an Executive Committee.

No proposed director:

(a)

is, as at the date of this Circular, or has been, within 10 years before the date of this Circular, a director, chief executive officer or chief financial officer of any corporation (including the Company) that was subject to a ‘cease trading’ or similar order (including a voluntary or involuntary Cease Trading Order applying to some or all of the management of a corporation) or an order that denied the relevant corporation access to any exemption under securities legislation, for a period of more than 30 consecutive days, that was issued

	(i)	while the proposed director was acting as a director, chief executive officer or chief financial officer of that corporation, or

	(ii)	after the proposed director ceased to be a director, chief executive officer or chief financial officer of that corporation but resulted from an event that occurred while acting in such capacity;

(b)

is, as at the date of this Circular, or has been, within 10 years before the date of this Circular, a director or executive officer of any corporation (including the Company) that while acting in that capacity or within a year of ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets;

(c)

has, within the 10 years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold their assets;

(d)	has entered into, at any time, a settlement agreement with a securities regulatory authority; or

(e)	has been subject to, at any time, any penalties or sanctions imposed by

	(i)	a court relating to securities legislation or a securities regulatory authority, or

(ii)

a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director, other than Richard W. Hughes, who was a director of Daren Industries Ltd. when (i) a receiver-manager was appointed on May 1, 2002 by its major creditor upon Daren’s failure to service its debt obligations, and (ii) the British Columbia Securities Commission issued a cease trading order on May 29, 2002 upon Daren’s failure to file annual financial statements within the prescribed time. Daren was not discharged from receivership nor was the cease trading order revoked.

CORPORATE GOVERNANCE

National Instrument 58-101 Disclosure of Corporate Governance Practices of the Canadian securities administrators requires the Company to annually disclose certain information regarding its corporate governance practices. That information is disclosed below.

Mandate of the Board of Directors

The Board of Directors of the Company has not adopted a written mandate or code since it believes it is adequately governed by the requirements of applicable corporate and securities common and statute law which provide that the Board has responsibility for the stewardship of the Company. That stewardship includes responsibility for strategic planning, identification of the principal risks of the Company’s business and implementation of appropriate systems to manage these risks, succession planning (including appointing, training and monitoring senior management), communications with investors and the financial community and the integrity of the Company’s internal control and management information systems.

Strategic planning and risk identification by the Board is assisted by and based on information and recommendations of the senior management of the Company on a variety of matters including opportunities for the Company in various countries and project status.

The Board monitors the Company’s compliance with its timely disclosure obligations and reviews principal disclosure documents (such as prospectuses, offering memoranda, financial statements, Management’s Discussion & Analysis, annual reports and annual information forms) and certain members of the Board review secondary disclosure documents (such as press releases) prior to their distribution. The Board relies on its Audit Committee to annually review the systems of internal control and discuss such matters with the Company’s external auditor.

Independence of the Directors

A director is ‘independent’ if the director is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director’s ability to act with the best interests of the Company, other than interests and relationships arising from shareholding. A majority of the Board of Directors of the Company is independent.

The following table describes whether the directors are independent and, if not independent, sets out the reasons:

Director	Independent	Reason why the Director is not Independent
BLANKSTEIN, W. Gordon	No	Receives a monthly consulting fee from the Company
GARDNER, Robert C.	No	Receives a monthly consulting fee from the Company and is the Executive Chairman of the Board of Directors of the Company
GOODMAN, Leslie D.	Yes	–

Director	Independent	Reason why the Director is not Independent
HUGHES, Richard W.	Yes	–
LUNA ARELLANO, Eduardo	Yes	–
McDONALD, James M.	Yes	–
SMITH, Brian R. D.	Yes	–

The Board of Directors of the Company facilitates its exercise of independent supervision over the Company’s management through regular meetings of the Board. The meetings are held both with and without members of the Company’s management being in attendance. When the matter considered involves a member of management or a director, that member or director, as the case may be, recuses themself from the meeting and consideration of the matter. As well, the Board ensures that one director follows up with the Company’s management to ensure decisions of the Board are fully and properly implemented by management.

The Board does not hold regularly scheduled meetings without directors who are not independent and members of management being in attendance. When consideration of a matter affecting a non-independent director cannot be held at one of such meetings or if such meetings are not held, the non-independent directors recuse themselves from consideration of, and voting on, matters in which they may have an interest so that independent directors can have an open and candid discussion of the matter. Since the beginning of the Company’s last financial year, the independent members of the Board did not hold any meetings without the presence of non-independent directors or management.

The Chair of the Board of Directors, Robert C. Gardner, QC, is responsible for presiding over all meetings of the directors and shareholders of the Company. He is not an independent director, however, a majority of the independent directors have significant experience as directors and officers of publicly traded companies (including senior companies), as investors in publicly traded resource companies or both and, therefore, do not require the guidance of an independent Chair in exercising their duties as directors.

The attendance record of the directors at meetings of the Board of Directors since the beginning of the Company’s last financial year is as follows:

Number of Meetings Attended / Held
Director	2007	2008	Total
BLANKSTEIN, W. Gordon	2 / 3	3 / 3	5 / 6
GARDNER, Robert C.	3 / 3	3 / 3	6 / 6
GOODMAN, Leslie D.	3 / 3	2 / 3	5 / 6
HUGHES, Richard W.	3 / 3	3 / 3	6 / 6
LUNA ARELLANO, Eduardo	2 / 3	3 / 3	5 / 6
McDONALD, James M.	3 / 3	2 / 3	5 / 6
SMITH, Brian R. D.	3 / 3	3 / 3	6 / 6

Other Directorships

The directors and nominees for election as directors of the Company are presently directors of other reporting issuers (public corporations), as follows:

Director or Nominee	Reporting Issuers
BLANKSTEIN, W. Gordon	Andover Ventures Inc., Atlas Technology Group, Inc. and Digifonica International Inc.
GARDNER, Robert C.	Andover Ventures Inc., Atlas Technology Group, Inc., Chief Consolidated Mining Company, Kootenay Gold Inc. and Stealth Energy Inc.
GOODMAN, Leslie D.	Chapelthorpe Plc., Concorde Oil and Gas Plc., European Equity Tranche Income Ltd., Rambler Metals and Mining Plc. and Stream Oil & Gas Ltd.
HUGHES, Richard W.	Abitibi Mining Corp., Alamos Gold Inc., Amador Gold Corp., Chalice Diamond Corp., Fortune River Resource Corp., Golden Chalice Resources Inc., Golden Goliath Resources Ltd., Gryphon Gold Corporation, Kalahari Resources Inc., Klondike Gold Corp., Klondike Silver Corp., Kootenay Gold Inc., Neodym Technologies Inc., Radiant Resources Inc., Sedex Mining Corp. and Yale Resources Ltd.
LUNA ARELLANO, Eduardo	Alamos Gold Inc., Farallon Resources Ltd., Geologix Explorations Inc., Rochester Resources Ltd. and Silver Wheaton Corp.
McDONALD, James M.	Alamos Gold Inc., Amador Gold Corp., Golden Chalice Resources Inc. and Kootenay Gold Inc.
SMITH, Brian R. D.	Andover Ventures Inc., Energy Savings Income Fund, Stealth Energy Inc. and Zenith Industries Corp.

Descriptions of Roles

The Board of Directors of the Company has not established written descriptions of the positions of Chair of the Board of Directors, Chief Executive Officer (“CEO”) or chair of any of the committees of the Board as it feels they are unnecessary and would not improve the function and performance of the Board, CEO or committee. The role of chair is delineated by the nature of the overall responsibilities of the Board (in the case of the Chair of the Board) or the committee (in the case of a chair of a committee).

The Board has not set limits on the objectives to be met by the CEO, but believes that such limits and objectives should depend upon the circumstances of each situation and that to formalize these matters would be restrictive and not productive.

Orientation and Continuing Education

The Board of Directors of the Company takes the following steps to ensure that all new directors receive orientation regarding the role of the Board, its committees and its directors, and the nature and operation of the Company.

The first step is to assess a new director’s set of skills and professional background. This allows the orientation to be customized to that director’s needs since different information regarding the nature and operations of the Company’s business will be necessary and relevant to each new director.

Once assessed, the second step is taken by one or more existing directors, who may be assisted by the Company’s management, to provide the new director with the appropriate orientation through meetings, telephone calls and correspondence.

To ensure the Board of Directors provides continuing information for its directors so they maintain the skill and knowledge necessary for them to meet their obligations as directors of the Company, there are technical presentations made as required at meetings of the Board. The presentations can range from a review of the Company’s financial statements to various aspects of the Company’s business. The Board believes the discussion among the directors, management and outside experts at these meetings provides a valuable learning resource for directors without expertise in the subject matter being presented.

Ethical Business Conduct

As part of its responsibility for the stewardship of the Company, the Board of Directors seeks to foster a culture of ethical conduct by striving to ensure the Company carries out its business in line with high business and moral standards and applicable legal and financial requirements. In that regard, the Board

•	has established a Corporate Governance Committee as described below under ‘Other Board Committees’.

•	has adopted a Code of Ethics setting out the guidelines for the conduct expected from directors, officers and employees of the Company. A copy of the Code has been filed on SEDAR (see ‘Additional Information’ at the end of this Circular). Compliance with the Code is achieved as follows. Each director is responsible for ensuring that they individually comply with the terms of the Code, while the Board is responsible for ensuring that the directors, as a group, and all officers comply with the Code and the executive officers of the Company are responsible for ensuring compliance with the Code by employees. Since the beginning of the Company’s last financial year, it has not filed a Material Change Report relating to any conduct of a director or executive officer that constitutes a departure from the Code.

•	has established a written ‘Whistleblower Policy’ which details complaint procedures for financial concerns as further described below in ‘Audit Committee – Complaints’.

•	encourages management to consult with legal and financial advisors to ensure the Company is meeting those requirements.

•	is cognizant of the Company’s timely disclosure obligations and reviews material disclosure documents such as financial statements, Management’s Discussion & Analysis (MD&A) and press releases prior to distribution.

•	relies on its Audit Committee to annually review the systems of internal financial control and discuss such matters with the Company’s external auditor.

•	actively monitors the Company’s compliance with the Board’s directives and ensures that all material transactions are thoroughly reviewed and authorized by the Board before being undertaken by management.

In addition, the Board must comply with the conflict of interest provisions of its governing corporate legislation and relevant securities regulatory instruments and stock exchange policies (which require that interested directors recuse themselves from the consideration of, and voting on, such matters), to ensure its directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.

Nomination of Directors

The Board of Directors of the Company does not feel it is necessary to increase the number of directors on the Board at this time. When the Board considers it necessary to increase its size, it can also consider whether a Nominating Committee of directors, some or all of whom will be independent directors, needs to be formed to recommend appointees and assess directors on an ongoing basis.

Any new appointees or nominees to the Board of Directors must have a favourable track record in general business management, special expertise in areas of strategic interest to the Company, the ability to devote the time required and a willingness to serve as a director.

Compensation

The Board of Directors of the Company has established a Compensation Committee which determines the appropriate level of compensation to pay the Chair of the Board, directors, CEO, CFO and executive officers. The Committee determines what it feels is the appropriate compensation based primarily on a comparison of the remuneration paid by the Company with the remuneration paid by other public companies that the Committee feels are similarly placed within the same business. The Committee is described below under ‘Other Board Committees’.

In addition, the Chair of the Board, directors, CEO, CFO and executive officers are granted stock options under the Company’s Stock Option Plan. The Compensation Committee determines the terms of each stock option within the parameters set out in the Company’s Stock Option Plan and applicable stock exchange rules and policies.

Since the beginning of the Company’s last financial year, no compensation consultant or advisor was retained to assist in determining compensation for any of the Company’s directors and officers.

Other Board Committees

In addition to the Audit Committee, as described in the next section, the Board has established the following committees:

Compensation Committee: The Compensation Committee is responsible for reviewing all compensation (including stock options) paid by the Company to the Board of Directors and senior management of the Company and any subsidiaries, reporting to the Board of Directors on the results of those reviews and making recommendations to the Board for adjustments to such compensation. The Committee is also responsible for preparing the Report on Executive Compensation set out in the section ‘Executive Compensation’ below.

The policy used by the Committee in determining compensation is that the compensation should

•	reflect the Company’s current state of development,

•	reflect the Company’s performance,

•	reflect individual performance,

•	in respect of the executives, align their interests with those of the shareholders, and

•	assist the Company in retaining key individuals.

The main components of the executive compensation consist of base remuneration and incentive stock options which rewards to executives for delivering value to the Company’s shareholders through measurable increases in the value of the Company’s common shares or asset base.

The Compensation Committee consists of two directors, both of whom are independent (outside, non-management) directors (Richard W. Hughes and Eduardo Luna A.) and one vacancy, previously held by the Committee Chair.

Corporate Governance Committee: The Corporate Governance Committee is responsible for advising the Board of Directors of the appropriate corporate governance procedures that should be followed by the Company and the Board and monitoring whether they comply with such procedures.

The Corporate Governance Committee consists of three directors, all of whom are independent (outside, non-management) directors (Richard W. Hughes, James M. McDonald (Committee Chair) and Brian R. D.. Smith, QC) and one vacancy.

Assessments

The Corporate Governance Committee is also responsible for regularly assessing the effectiveness of the Board of Directors, its committees and individual directors on an ongoing basis and reporting to the Board on its assessment. Neither the Board nor the Committee has established any formal procedures to regularly assess the Board, its committees or the individual directors with respect to their effectiveness and contributions.

AUDIT COMMITTEE

National Instrument 52-110 Audit Committees (“NI 52-110”) of the Canadian securities administrators requires the Company’s Audit Committee to meet certain requirements. It also requires the Company to disclose in this Circular certain information regarding the Audit Committee. That information is disclosed below.

Overview

The Audit Committee of the Company’s Board of Directors is responsible for:

•	recommending to the Company’s Board of Directors the external auditor to be nominated for election by the Company’s shareholders at each Annual General Meeting and approving the compensation of such external auditor;

•	overseeing the work of the external auditor, including the resolution of disagreements between the auditor and management regarding the Company’s financial reporting;

•	pre-approving all non-audit services to be provided to the Company and its subsidiaries, if any, by the auditor;

•	reviewing the Company’s annual and interim financial statements, Management’s Discussion & Analysis (MD&A) and press releases regarding earning before they are submitted for review and approval by the Board of Directors and publicly disseminated by the Company;

•	confirming adequate procedures are in place for the review of the Company’s public disclosure of financial information extracted or derived from its financial statements, other than disclosure described in the previous paragraph, and periodically assessing the adequacy of those procedures; and

•	reviewing and approving the Company’s hiring policies regarding current and former partners and employees of the Company’s current and former auditors.

The Company’s auditor reports directly to the Audit Committee.

The Audit Committee’s Charter

The Company’s Board of Directors has adopted a Charter for the Audit Committee which sets out the Committee’s mandate, organization, powers and responsibilities. The Charter is attached as a schedule to this Circular.

Composition of the Audit Committee

The Audit Committee consists of three directors. Unless it was a ‘Venture Issuer’ (an issuer the securities of which are not listed or quoted on any of the Toronto Stock Exchange, a market in the United States of America other than the over-the-counter market, or a market outside of Canada and the U.S.A.) as of the end of its last financial year, NI 52-110 requires each of the members of the Committee to be independent and financially literate. Since the Company was a ‘Venture Issuer’ as of the end of its last financial year (its securities were listed on the TSX Venture Exchange, but not listed or quoted on any other exchange or market, other than possibly the U.S. over-the-counter market, or a market outside of Canada and the U.S.A.), it was exempt from this requirement. In addition, the Company’s governing corporate legislation requires the Company to have an Audit Committee composed of a minimum of three directors, a majority of whom are not officers or employees of the Company. The Audit Committee complies with this requirement.

The following table sets out the names of the members of the Audit Committee and whether they are officers or employees, ‘independent’ or ‘financially literate’.

Name of Member	Officer or Employee	Independent (1)	Financially Literate (2)
GOODMAN, Leslie D.	No	Yes	Yes
HUGHES, Richard W.	No	Yes	Yes
SMITH, Brian R. D. (Committee Chair)	No	Yes	Yes

(1)

To be considered to be independent, a member of the Committee must not have any direct or indirect ‘material relationship’ with the Company. A material relationship is a relationship which could, in the view of the Board of Directors of the Company, reasonably interfere with the exercise of a member’s independent judgement.

(2)

To be considered financially literate, a member of the Committee must have the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.

Relevant Education and Experience

The education and experience of each member of the Audit Committee that is relevant to the performance of his responsibilities as an Audit Committee member and, in particular, any education or experience that would provide the member with:

•	an of the accounting principles used by the Company to prepare its financial understanding statements;

•	the ability to assess the general application of such accounting principles in connection with the accounting for estimates, accruals and reserves;

•	experience preparing, auditing, analysing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company’s financial statements, or experience actively supervising one or more persons engaged in such activities; and

•	an understanding of internal controls and procedures for financial reporting,

are as follows:

Name of Member	Education	Experience
GOODMAN, Leslie D.	Solicitor, Supreme Court of England MA (Cantab.) Cambridge University, UK	Current and former director and officer of several, and investor in numerous, publicly traded mineral exploration companies during the course of which he has reviewed and analysed numerous financial statements.
HUGHES, Richard W.	Mining Executive	Current and former director and officer of several, and investor in numerous, publicly traded mineral exploration companies during the course of which he has reviewed and analysed numerous financial statements.
SMITH, Brian R. D. (Committee Chair)	Queen’s Counsel (BC) Barrister & Solicitor (BC) LLB, University of British Columbia MA, Queen’s University, Kingston BA, University of British Columbia	Current and former director and officer of several, and investor in numerous, publicly traded companies, former BC provincial government cabinet minister and former Chairman of BC Hydro and Canadian National Railway, during the course of which he has reviewed and analysed numerous financial statements.

Audit Committee Oversight

Since the commencement of the Company’s most recently completed financial year, there has not been a recommendation of the Audit Committee to nominate or compensate an external auditor which was not adopted by the Company’s Board of Directors.

Reliance on Exemptions in NI 52-110 regarding
De Minimis Non-audit Services or on a Regulatory Order Generally

Since the commencement of the Company’s most recently completed financial year, the Company has not relied on:

1.

the exemption in section 2.4 (De Minimis Non-audit Services) of NI 52-110 (which exempts all non- audit services provided by the Company’s auditor from the requirement to be pre-approved by the Audit Committee if such services are less than 5% of the auditor’s annual fees charged to the Company, are not recognized as non-audit services at the time of the engagement of the auditor to perform them and are subsequently approved by the Audit Committee prior to the completion of that year’s audit); or

2.	an exemption from the requirements of NI 52-110, in whole or in part, granted by a securities regulator under Part 8 (Exemptions) of NI 52-110.

Pre-Approval Policies and Procedures

The Audit Committee has adopted specific policies and procedures for the engagement of non-audit services as described in section III.B ‘Powers and Responsibilities – Performance & Completion by Auditor of its Work’ of the Charter.

External Auditor Service Fees (By Category)

The following table discloses the fees billed to the Company by its external auditor during the last two financial years.

Financial Year Ending December 31st	Audit Fees (1)	Audit Related Fees (2)	Tax Fees (3)	All Other Fees (4)
2007	$ 62,500	$ 7,904	$ 10,000	$ 0
2006	$ 65,000	$ 9,900	$ 10,000	$ 0

(1)	The aggregate fees billed for audit services.

(2)

The aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not disclosed in the ‘Audit Fees’ column. These services involved the review of the Company’s quarterly financial statements and preparation of an opinion in connection with the Company’s listing on the Toronto Stock Exchange.

(3)	The aggregate fees billed for tax compliance, tax advice, and tax planning services. These services involved the tax filings and provision of tax planning advice.

(4)	The aggregate fees billed for professional services other than those listed in the other three columns.

Reliance on Exemptions in NI 52-110 regarding
Audit Committee Composition & Reporting Obligations

Since the Company was a Venture Issuer as of the end of its last financial year, it relied, or is relying, on the exemption contained in section 6.1 of NI 52-110 from the requirements of Part 3 Composition of the Audit Committee (as described in ‘Composition of the Audit Committee’ above) and Part 5 Reporting Obligations of NI 52-110 (which requires certain prescribed disclosure about the Audit Committee in the Company’s Annual Information Form, if any) during, and in respect of, its last financial year. The current Audit Committee complies with the requirements of Part 3, and the Company will comply with Part 5 when it issues its Annual Information Form in respect of its 2008 financial year.

Complaints

The Audit Committee has established a written ‘Whistleblower Policy’ which creates procedures for the confidential and anonymous submission by employees of complaints and concerns regarding the Company’s accounting, auditing and financial reporting procedures and obligations, without fear of retaliation of any kind.

The Policy provides that if an employee has any information, complaints or concerns regarding such matters being questionable, incorrect, misleading or fraudulent they are urged under the Policy to present such information, complaints or concerns to the Audit Committee, without regard to the position of the persons responsible for the subject matter of the information, complaint or concern. Promptly following the receipt of any information, complaints and concerns submitted to it, the Audit Committee will investigate each matter and take appropriate corrective actions.

The Audit Committee will retain as part of its records, any information, complaints or concerns received. Furthermore, it will keep a written record of all such reports or inquiries and make quarterly reports on any ongoing investigation which will include steps taken to satisfactorily address each complaint.

EXECUTIVE COMPENSATION

Unless otherwise noted the following information is for the Company’s last completed financial year (which ended December 31, 2007) and, since the Company had one or more subsidiaries during that year, is disclosed on a consolidated basis.

Employment Contracts

As described below, the Company has entered into employment and consulting contracts with its chief executive officer (“CEO”), chief financial officer (“CFO”) and, if any, three highest paid executive officers that earned more than $150,000 per year in salary and bonuses in the last financial year. In addition to the remuneration payable under these agreements, the Company may pay bonuses and grant stock options to such officers.

Chairman of the Board of Directors

The Company has entered into a Consulting Agreement dated October 1, 2006 with Gardner & Associates, a law firm the principal of which is Robert C. Gardner, QC, pursuant to which the firm has agreed to provide the services of Mr. Gardner to act as the Company’s Chairman of the Board for remuneration of US$ 12,000 per month plus an annual ‘net profit’ bonus equal to 2% of the Company’s annual net income, before taxes, in the previous financial year and an annual ‘performance’ bonus of up to US$ 250,000. The performance bonus is paid on the basis of $4,000 for each 1.0% increase in reserves, $5,000 for each 1.0% increase in silver equivalent ounces produced and $5,000 for each 0.5% decrease in operating costs during the previous fiscal year compared to the prior year. Both bonuses shall be paid in cash or, subject to stock exchange and shareholder approvals, in common shares valued at the average closing price for the 20 trading days preceding the end of the year in respect of which the bonus is being paid. Such shareholder approval is being sought at the Meeting (see ‘Particulars of Other Matters to be Acted Upon – Management Contracts’).

Should the Company become the subject of or undergo a merger, amalgamation, sale of all or substantially all of its assets, take-over bid, or similar transaction, a ‘transaction’ bonus shall be paid which is equal to 1.5% of the increase in the Company’s market capitalization from (i) the later of date of the agreement and that date which is three years before the announcement of such transaction, to (ii) the announcement of such transaction.

If the agreement is wrongfully terminated, a termination fee equal to the annual remuneration, including bonuses, paid or payable in the previous year is payable by the Company. The agreement expires on December 31, 2008.

President & Chief Executive Officer

The Company has entered into a Consulting Agreement dated October 1, 2006 with Gregory K. Liller pursuant to which he has agreed to act as the Company’s President for remuneration of US$ 160,000 per year plus an annual ‘net profit’ bonus equal to 2% of the Company’s annual net income, before taxes, in the previous financial year and an annual ‘performance’ bonus of up to US$ 250,000. The performance bonus is paid on the basis of $4,000 for each 1.0% increase in reserves, $5,000 for each 1.0% increase in silver equivalent ounces produced and $5,000 for each 0.5% decrease in operating costs during the previous fiscal year compared to the prior year. Both bonuses shall be paid in cash or, subject to stock exchange and shareholder approvals, in common shares valued at the average closing price for the 20 trading days preceding the end of the year in respect of which the bonus is being paid. Such shareholder approval is being sought at the Meeting (see ‘Particulars of Other Matters to be Acted Upon – Management Contracts’).

Should the Company become the subject of or undergo a merger, amalgamation, sale of all or substantially all of its assets, take-over bid, or similar transaction, a ‘transaction’ bonus shall be paid which is equal to 1.5% of the increase in the Company’s market capitalization from (i) the later of date of the agreement and that date which is three years before the announcement of such transaction, to (ii) the announcement of such transaction.

The agreement has a term of If the agreement is wrongfully terminated, a termination fee of three times the annual remuneration, including bonuses, paid or payable in the previous year is payable by the Company. The agreement can be terminated upon 12 months notice by Mr. Liller.

Vice-President, Finance (chief financial officer)

The Company has entered into an Employment Agreement dated October 1, 2006 with Wayne R. Moorhouse pursuant to which he has agreed to act as the Company’s Vice-President, Finance (the Company’s de facto chief financial officer) for remuneration of US$ 10,000 per month plus a ‘performance’ bonus of up to US$ 125,000. The performance bonus is paid on the basis of $2,000 for each 1.0% increase in reserves, $2,500 for each 1.0% increase in silver equivalent ounces produced and $2,500 for each 0.5% decrease in operating costs during the previous fiscal year compared to the prior year. The bonus shall be paid in cash or, subject to stock exchange and shareholder approvals, in common shares valued at the average closing price for the 20 trading days preceding the end of the year in respect of which the bonus is being paid. Such shareholder approval is being sought at the Meeting (see ‘Particulars of Other Matters to be Acted Upon – Management Contracts’).

Should the Company become the subject of or undergo a merger, amalgamation, sale of all or substantially all of its assets, take-over bid, or similar transaction, a ‘transaction’ bonus shall be paid which is equal to 0.75% of the increase in the Company’s market capitalization from (i) the later of date of the agreement and that date which is three years before the announcement of such transaction, to (ii) the announcement of such transaction.

If the agreement is wrongfully terminated, a termination fee of 1.5 times the annual remuneration, including bonuses, paid or payable in the previous year is payable by the Company. The agreement can be terminated upon 12 months notice by Mr. Moorhouse.

Other Agreements

Except as set out above, the Company has not established or entered into any compensatory plans, contracts or arrangements where any of the foregoing officers are entitled to receive more than $100,000 from the Company in the event of their resignation, retirement or other termination of their employment, a change of control of the Company or a change in any of their responsibilities following a change of control.

Pension Plans

The Company does not have any pension plans.

Compensation of Directors

The Company does not have any arrangements pursuant to which directors are remunerated by the Company or any of its subsidiaries for their services in their capacities as directors, consultants or experts, other than:

1.	stock options to purchase shares of the Company which are granted to the Company’s directors from time to time; and

2.	payments made to W. Gordon Blankstein pursuant to a Consulting Agreement described below.

Directors are reimbursed for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of the Board of Directors.

W. Gordon Blankstein

The Company has entered into a Consulting Agreement dated October 1, 2006 with W. Gordon Blankstein, a director of the Company, pursuant to which he provides consulting services to the Company for remuneration of US$ 12,000 per month plus an annual ‘net profit’ bonus equal to 2% of the Company’s annual net income, before taxes, in the previous financial year and an annual ‘performance’ bonus of up to US$ 250,000. The performance bonus is paid on the basis of $4,000 for each 1.0% increase in reserves, $5,000 for each 1.0% increase in silver equivalent ounces produced and $5,000 for each 0.5% decrease in operating costs during the previous fiscal year compared to the prior year. Both bonuses shall be paid in cash or, subject to stock exchange and shareholder approvals, in common shares valued at the average closing price for the 20 trading days preceding the end of the year in respect of which the bonus is being paid. Such shareholder approval is being sought at the Meeting (see ‘Particulars of Other Matters to be Acted Upon –Management Contracts’).

Should the Company become the subject of or undergo a merger, amalgamation, sale of all or substantially all of its assets, take-over bid, or similar transaction, a ‘transaction’ bonus shall be paid which is equal to 1.5% of the increase in the Company’s market capitalization from (i) the later of date of the agreement and that date which is three years before the announcement of such transaction, to (ii) the announcement of such transaction.

If the agreement is wrongfully terminated, a termination fee equal to the annual remuneration, including bonuses, paid or payable in the previous year is payable by the Company. The agreement expires on December 31, 2008.

Other Remuneration

During the last financial year there was not any other remuneration paid or payable, directly or indirectly, by the Company and any of its subsidiaries pursuant to any existing plan or arrangement to its directors and three highest paid executive officers that earned more than $150,000 per year in salary and bonuses in the last financial year, if any.

Compensation Summary

The following table discloses the compensation paid by the Company during the previous three financial years to its CEO, CFO and three highest paid executive officers, if any, that earned more than $150,000 in salary and bonuses during the last financial year, if the CEO, CFO and such executive officers held such position at any time during or at the end of the last financial year:

Summary Compensation Table

Name & Principal Position	Year (ending Dec 31st )	Annual Compensation			Long Term Compensation			All Other Comp’n ($)
		Salary ($)	Bonus(1) ($)	Other Annual Comp’n ($)	Awards		Payouts
					Securities Under Options & SARs (2) Granted (#)	Restricted Shares or Restricted Share Units (#)	LTIP (3) Payouts ($)
GARDNER, Robert C. Chairman	2007 2006 2005	154,872 108,000 96,000	250,000 250,000 0	0 0 0	117,500 242,582 143,544	0 0 0	0 0 0	0 0 0
LILLER, Gregory K. CEO (4)	2007 2006 2005	173,470 106,152 –	250,000 250,000 –	0 0 –	0 250,000 –	0 0 –	0 0 –	0 0 –
MOORHOUSE Wayne R. CFO	2007 2006 2005	121,263 99,000 96,000	125,000 125,000 0	0 0 0	25,000 105,000 100,000	0 0 0	0 0 0	0 0 0

(1)

Bonuses shown for 2007 and 2006 have not been paid and, subject to shareholder approval, may be paid by the issuance of common shares. See ‘Particulars of Other Matters to be Acted Upon – Management Contracts’ for particulars.

(2)

SAR (stock appreciation right) means a right, granted by the Company or any of its subsidiaries as compensation for services rendered or in connection with an office or employment, entitling the holder to receive a payment of cash or an issue or transfer of securities based wholly or partly on changes in the trading price of publicly traded shares. The Company has not granted any SARs. Amounts shown are in respect of stock options only.

(3)

LTIP (long-term incentive plan) means any plan providing compensation intended to serve as incentive for performance to occur over a period longer than one financial year, whether the performance is measured by reference to financial performance of the Company or an affiliate of the Company, the price for the Company’s securities or any other measure, but does not include stock option or SAR plans or plans for compensation through restricted shares or restricted share units. The Company does not have any LTIPs.

(4)	Gregory K. Liller became the Company’s President on June 5, 2006.

(5)	Amounts shown are for the entire financial year.

Stock Option Plan

The Board of Directors of the Company has established an incentive stock option plan (the “Plan”) in accordance with the policies of the Toronto Stock Exchange (the “TSX”). The purpose of the Plan is to attract and motivate the directors, officers and employees of the Company (and any of its subsidiaries), employees of any management corporation and consultants to the Company (collectively the “Optionees”) and thereby advance the Company’s interests by providing them an opportunity to acquire an equity interest in the Company through the exercise of stock options granted to them under the Plan.

Pursuant to the Plan, the Board of Directors of the Company (or the Compensation Committee, if any) may grant stock options to Optionees in consideration of them providing their services to the Company or a subsidiary. The number of shares subject to each option is determined by the Board or Committee within the guidelines established by the Plan. The options enable such persons to purchase common shares of the Company at a price fixed pursuant to such guidelines. The options are exercisable by the Optionee giving the Company notice and payment of the exercise price for the number of shares to be acquired.

The Plan authorizes stock options to be granted to the Optionees on the following terms:

1.

The number of shares reserved for issuance pursuant to outstanding options, in the aggregate, cannot exceed 10% of the Company’s issued shares. As of the record date for the Meeting, the Company has granted options to purchase 4,009,099 shares (9.8% of the issued shares) and 89,428 shares (0.2% of the Company’s currently issued shares) remain available under the Plan to be optioned.

2.

Unless the Plan has been approved by disinterested shareholders (such approval has not been sought), options granted under the Plan, together with all of the Company’s previously established and outstanding stock options, stock option plans, employee stock purchase plans or any other compensation or incentive mechanisms involving the issuance or potential issuance of its shares, shall not result, at any time, in

	(a)	the number of shares reserved for issuance pursuant to stock options granted to insiders exceeding 10% of the shares outstanding at the time of granting,

	(b)	the grant to insiders, within a one year period, of options to purchase that number of shares exceeding 10% of the outstanding shares, or

	(c)	the issuance to any one insider and such insider’s associates, within a one year period, of shares totalling in excess of 5% of the outstanding shares.

3.

The exercise price of the options cannot be set at less than the closing trading price of the Company’s shares on the day before the granting of the stock options. If the Optionee is subject to the tax laws of the United States of America and owns (determined in accordance with such laws) greater than 10% of the Company’s shares, the exercise price shall be at least 110% of the price established as aforesaid.

5.	The options may be exercisable for up to 10 years.

6.

There are not any vesting requirements, however, the Board (or Compensation Committee) may impose additional vesting requirements and, subject to obtaining any required approval from the TSX, may authorize all non-vested options to vest immediately.

If there is a potential ‘change of control’ of the Company due to a take-over bid being made for the Company or similar events, all non-vested options, subject to obtaining any required approval from the TSX, shall vest immediately.

7.

The options can only be exercised by the Optionee (to the extent they have already vested) for so long as the Optionee is a director, officer or employee of, or consultant to, the Company or any subsidiary or is an employee of the Company’s management corporation and within a period thereafter not exceeding the earlier of:

	(a)	the original expiry date;

	(b)	30 days after ceasing to be a director, officer, employee or consultant at the request of the Board of Directors or for the benefit of another director or officer; or

	(c)	if the Optionee dies, within one year from the Optionee’s death.

If the Optionee is terminated ‘for cause’, involuntarily removed or resigns (other than at the request of the Board of Directors or for the benefit of another director or officer) from any of such positions the option will terminate concurrently.

8.

The options are not assignable except to a wholly-owned holding company. If the option qualifies as an ‘incentive stock option’ under the United States Internal Revenue Code, the option is not assignable to a holding company.

9.	No financial assistance is available to Optionees under the Plan.

10.	Disinterested shareholder approval must be obtained prior to the reduction of the exercise price of options granted to insiders of the Company or the extension of the exercise period of any option.

11.

Any amendments to the Plan or outstanding stock options are subject to the approval of the TSX and, if required by the TSX or the Plan, of the shareholders of the Company, possibly with only ‘disinterested shareholders’ being entitled to vote. The amendment to an outstanding stock option will also require the consent of the Optionee.

The Plan provides that shareholder approval is required to amend the Plan to:

	(a)	increase the number or percentage of common shares reserved for issuance under the Plan; or

	(b)	change the number of common shares reserved for issuance under the change from a fixed maximum number of shares to a fixed maximum percentage of shares.

In addition, shareholder approval is required to amend options granted under the Plan to:

	(a)	reduce the exercise price, or cancel and reissue options so as to effectively reduce the exercise price, for the benefit of insiders of the Company; or

(b)

extend the termination date beyond the original expiration date for the benefit of insiders of the Company, except in certain circumstances where the Company has imposed a trading black-out, as described below.

Subject to the restrictions in the preceding paragraph, the Board (or the Compensation Committee,

if any) may, in its discretion, and without obtaining shareholder approval, amend, suspend or discontinue the Plan and, with the consent of adversely affected option holders, amend or discontinue any options granted under the Plan, at any time, to

	(a)	amend the vesting provisions,

	(b)	amend the termination provisions, except in certain limited circumstances where the Company has imposed a trading black-out, as described below,

	(c)	amend the eligibility requirements of Optionees which would have the potential of broadening or increasing participation in the Plan by insiders of the Company,

	(d)	add any form of financial assistance,

	(e)	amend a financial assistance provision which is more favourable to eligible recipients,

	(f)	add a cashless exercise feature, payable in cash or securities, whether or not the feature provides for a full deduction of the number of underlying common shares from the reserved common shares,

(g)	add any provision which results in the Optionees receiving securities while no cash consideration is received by the Company, and

(h)	make any amendment of a grammatical, typographical or administrative nature or to comply with the requirement of any regulatory authority.

If an option expires during, or within five business days after, a trading black-out period imposed

12.

by the Company to restrict trades in the Company’s securities then, notwithstanding any other provision of the Plan, the option shall expire 10 business days after the trading black-out period is lifted by the Company.

No options have been granted under the Plan which are subject to shareholder approval.

The Plan does not permit stock options to be transformed into stock appreciation rights.

Stock Option Grants

The following table discloses the particulars of options to purchase common shares or SARs granted by the Company during the last financial year to its CEO, CFO and three highest paid executive officers, if any, that earned more than $150,000 in salary and bonuses during the last financial year, if the CEO, CFO and such executive officers held such position at any time during or at the end of the last financial year:

Option and SAR Grants
During the Most Recently Completed Financial Year

Name & Position	Securities Under Options & SARs (1) Granted (#)	Percentage of Total Options & SARs (1) Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options & SARs (1) on the Date of Grant ($/Security)	Expiration Date
GARDNER, Robert C. Chairman	117,500	16.6%	$ 3.05	$ 3.05	Feb. 27, 2012
LILLER, Gregory K. CEO	0	–	–	–	–
MOORHOUSE, Wayne R. CFO	25,000	3.5%	$ 3.05	$ 3.05	Feb. 27, 2012

(1)	The Company has not granted any SARs. Amounts shown are in respect of stock options only.

(2)

Amounts shown are for the entire financial year. None of the foregoing options result from the effective repricing of an existing stock option through the termination of a former option and re-granting of a new option at a lower price.

Stock Option Exercises

The following table discloses the particulars of stock options exercised during the last financial year by the CEO, CFO and three highest paid executive officers of the Company, if any, that earned more than $150,000 in salary and bonuses during the last financial year, if the CEO, CFO and such executive officers held such position at any time during or at the end of the last financial year:

Aggregated Option and SAR Exercises
During the Most Recently Completed Financial Year
and Financial Year End Option and SAR Values

Name & Position	Securities Acquired on Exercise (#)	Aggregate Value (1) Realized ($)	Unexercised Options & SARs (2) at Financial Year End Exercisable / Unexercisable (#)	Value (1) of Unexercised ‘in the Money’ (3) Options & SARs (2) at Financial Year End Exercisable / Unexercisable ($)
GARDNER, Robert C. Chairman	57,418	$ 106,223	360,082 / 0	$ 512,273 / 0
LILLER, Gregory K. CEO	0	–	100,000 / 150,000	$ 175,000 / $ 262,500
MOORHOUSE, Wayne R. CFO	0	–	262,500 / 12,500	$ 620,625 / $ 9,375

(1)

Value is the product of the number of shares multiplied by the difference between the exercise price and the closing market price on the date of exercise, if the option has been exercised, or on the financial year end, if the option has not been exercised.

(2)	The Company has not granted any SARs. Amounts shown are in respect of stock options only.

(3)	Options are ‘in the money’ if the market price of the Company’s shares is greater than the exercise price of the options.

(4)	Amounts shown are for the entire financial year.

Composition of the Compensation Committee

During the Company’s last financial year, the compensation of the Company’s senior management was determined by the Compensation Committee of the Board of Directors. The Compensation Committee during the last financial year consisted of:

(1)	Robert C. Gardner, QC was, during the last financial year and continues to be, an executive officer of, and a party to a consulting agreement with, the Company;

(2)	W. Gordon Blankstein was, during the last financial year and continues to be, a party to a consulting agreement with the Company; and

(3)

Richard W. Hughes was, during the last financial year and continues to be, neither a current or former officer or employee of the Company or any subsidiary, or indebted to the Company, and he does not have, nor did he have, a material interest in any transaction which has or will materially affect the Company.

On May 2, 2008, Robert C. Gardner, QC and W. Gordon Blankstein were replaced by James R. Anderson and Eduardo Luna A., neither of whom was, during the last financial year nor is, either a current or former officer or employee of the Company or any subsidiary, or indebted to the Company, and neither had, nor do they have, a material interest in any transaction which has or will materially affect the Company. Mr. Anderson resigned from the Board of Directors on May 21, 2008, and no one has been appointed as his replacement.

Report on Executive Compensation

The Compensation Committee responsible for determining the remuneration paid to the Company’s executive officers during its last financial year reports (the third member of the Committee, Richard W. Hughes, is out of the country and unavailable to participate in the preparation of this Report) as follows:

During the Company’s last financial year the Compensation Committee considered, in determining the remuneration of the Company’s executive officers, a number of factors in fixing the remuneration of those executive officers. The Committee primarily based such remuneration on their determination of what level of remuneration was necessary to attract and retain people having the experience and ability of the executive officers. Some emphasis was given to the stock options held by the executive officers in determining their cash remuneration and whether to grant new options to them. Some emphasis was also given to the annual versus long term remuneration paid to the executive officers in determining their cash remuneration. The Company’s operational performance was closely related, while its financial performance was only somewhat related, to the remuneration paid to the executive officers.

With respect to the determination of the Chief Executive Officer’s compensation, the Compensation Committee also made comparisons to other companies in the silver mining industry carrying on businesses similar to those of the Company. The consideration accounted for approximately 70% of the determination of the Chief Executive Officer’s salary. The other 30% was based on the Compensation Committee’s determination of what level of remuneration was necessary to attract and retain people having the experience and ability of the Chief Executive Officer.

With respect to the remuneration of the Company’s Chief Executive Officer and the Vice-President, Finance, being the Company’s de facto chief financial officer, their remuneration was subsequently confirmed in their employment agreements, the particulars of which are set out above under ‘Employment Contracts’.

DATED at Vancouver, British Columbia, this 27th day of May, 2008.

(signed) Robert C. Gardner, QC	(signed) W. Gordon Blankstein
Chair	Member

Performance Graph

The following graph compares the yearly percentage change in the Company’s cumulative total shareholder return on its common shares (being the percentage increase (or decrease) in the trading price of its common shares on a yearly basis) with the cumulative total shareholder return of the Standards & Poors – TSX Composite Index (assuming reinvestment of dividends) during the periods indicated. For comparison purposes it is assumed that $100 had been invested in the Company’s shares and in such index on December 31, 2002.

	December 31st
	2002	2003	2004	2005	2006	2007
Company’s Share Price	$ 100 ($ 0.20)	$ 650.00 ($ 1.30)	$ 420.00 ($ 0.84)	$ 760.00 ($ 1.52)	$ 1,315.00 ($ 2.63)	$ 1,900.00 ($ 3.80)
S&P-TSX Index	$ 100 (6,614.54)	$ 124.29 (8,220.89)	$ 139.79 (9,246.65)	$ 170.42 (11,272.26)	$ 195.15 (12,908.39)	$ 209.13 (13,833.06)

Note:	The amounts shown in parentheses are the Company’s closing share price and the value of such index, respectively, on the dates indicated.

SECURITIES AUTHORIZED FOR ISSUANCE
UNDER EQUITY COMPENSATION PLANS

The following table sets out, as at the end of the Company’s last completed financial year, information regarding outstanding options, warrants and rights (other than those granted pro rata to all shareholders) granted by the Company under its equity compensation plans.

Equity Compensation Plan Information

Plan Category	Number of shares issuable upon exercise of outstanding options, warrants and rights (1)	Weighted average exercise price of outstanding options, warrants and rights	Number of shares remaining available for issuance under equity compensation plans (2)
Equity compensation plans approved by shareholders	2,621,099	$ 2.04	1,455,963
Equity compensation plans not approved by shareholders	561,912 (3)	$ 3.11 (3)	0 (3)
Total	3,183,011	$ 2.23	1,455,963

(1)	Assuming outstanding options, warrants and rights are fully vested.

(2)	Excluding the number of shares issuable upon exercise of outstanding options, warrants and rights shown in the second column.

(3)

See ‘Executive Compensation – Employment Contracts – Chairman of the Board of Directors, – President & Chief Executive Officer, – Vice-President, Finance (chief financial officer)’, ‘Executive Compensation – Compensation of Directors’ and ‘Particulars of Other Matters to be Acted Upon – Management Contracts’ for particulars.

INDEBTEDNESS OF DIRECTORS AND OFFICERS

None of the directors, executive officers or employees of the Company, persons who were directors, executive officers or employees of the Company at any time during the Company’s last completed financial year, proposed nominees for election as directors of the Company nor any of the associates of such persons are or have been indebted to the Company or any subsidiary at any time since the beginning of the Company’s last completed financial year. Furthermore, none of such persons were indebted to a third party during such period where their indebtedness was the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any subsidiary.

INTEREST OF MANAGEMENT AND INSIDERS
IN MATERIAL TRANSACTIONS

None of the directors or executive officers of the Company, proposed nominee for election as a director of the Company, person beneficially owning, directly or indirectly, shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company nor any associate or affiliate of the foregoing persons has any material interest, direct or indirect, in any transaction since the commencement of the Company’s last completed financial year or in any proposed transaction which has or will materially affect the Company.

REMUNERATION AND APPOINTMENT OF AN AUDITOR

The persons named in the enclosed Proxy will vote for the appointment of Cinnamon Jang Willoughby & Company, Chartered Accountants, of Burnaby, British Columbia, as the Company’s auditor to hold office until the next Annual General Meeting of the shareholders, at a remuneration to be approved by the Board of Directors. Cinnamon Jang Willoughby & Company was appointed the Company’s auditor on October 20, 2004.

MANAGEMENT CONTRACTS

Management services for the Company are not, to any material degree, performed by persons other than the executive officers of the Company.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

In addition to the ordinary business to be conducted at the Meeting, approval of the Company’s shareholders is being sought for the following matters.

Stock Option Plan

The Board of Directors of the Company has recently amended the Company’s incentive stock option plan (the “Plan”) described under ‘Executive Compensation – Stock Option Plan’. The amendments were made so that the Plan complies with the rules of the Toronto Stock Exchange.

The principal changes to the Plan were the inclusion of amending provisions which provide as follows:

1.	The Plan provides that shareholder approval is required to amend the Plan to:

	(a)	increase the number or percentage of common shares reserved for issuance under the Plan; or

	(b)	change the number of common shares reserved for issuance under the change from a fixed maximum number of shares to a fixed maximum percentage of shares.

2.	In addition, shareholder approval is required to amend options granted under the Plan to:

	(a)	reduce the exercise price, or cancel and reissue options so as to effectively reduce the exercise price, for the benefit of insiders of the Company; or

(b)

extend the termination date beyond the original expiration date for the benefit of insiders of the Company, except in certain circumstances where the Company has imposed a trading black-out, as described below.

Subject to the restrictions in the preceding paragraph, the Board (or the Compensation Committee,

3.

if any) may, in its discretion, and without obtaining shareholder approval, amend, suspend or discontinue the Plan and, with the consent of adversely affected option holders, amend or discontinue any options granted under the Plan, at any time, to

	(a)	amend the vesting provisions,

	(b)	amend the termination provisions, except in certain limited circumstances where the Company has imposed a trading black-out, as described below,

	(c)	amend the eligibility requirements of Optionees which would have the potential of broadening or increasing participation in the Plan by insiders of the Company,

	(d)	add any form of financial assistance,

	(e)	amend a financial assistance provision which is more favourable to eligible recipients,

	(f)	add a cashless exercise feature, payable in cash or securities, whether or not the feature provides for a full deduction of the number of underlying common shares from the reserved common shares,

	(g)	add any provision which results in the Optionees receiving securities while no cash consideration is received by the Company, and

	(h)	make any amendment of a grammatical, typographical or administrative nature or to comply with the requirement of any regulatory authority.

In addition, the Plan was amended to provide that options expiring during, or within five days after, a ‘blackout’ period (when insiders and other optionees cannot trade in the Company’s securities) shall be exercisable for a period of 10 trading days after the expiry of such blackout period.

Finally, the Plan was amended to comply with the provisions of United States income tax legislation so that any optionees subject to such taxation would not be treated unfavourably.

The rules of the Toronto Stock Exchange require stock option plans which reserve for issuance up to 10% (instead of a fixed number) of the issued shares be approved by shareholders every three years. The rules also require that the addition of amending provisions to stock option plans be approved by shareholders. Since the Meeting is the first meeting of the Company’s shareholders since the Company’s common shares were listed on the Exchange and the Plan has recently been amended, approval of the shareholders for the amended Plan is being sought at the Meeting by way of an ordinary resolution. Accordingly, shareholders will be asked to consider and, if considered advisable, pass the following ordinary resolution at the Meeting:

“RESOLVED THAT:

1.	the Stock Option Plan, and the amendments to the Plan, described in the Company’s Information Circular dated May 27, 2008, be and are hereby confirmed, ratified and approved; and

2.

any director or officer of the Company be and is hereby authorized to take such actions as such director or officer may determine to be necessary or advisable to implement this resolution, such determination to be conclusively evidenced by the taking of any such actions.”

The persons named in the accompanying Proxy as proxyholders intend to vote the shares represented by Proxies in favour of this proposed resolution.

Following approval of the amended Plan by the shareholders any options granted pursuant to the Plan will not require further shareholder or Exchange approval unless the exercise price is reduced or the expiry date is extended for an option held by an insider of the Company.

Management Contracts

The Company has entered into management contracts dated October 1, 2006 with its Chairman of the Board of Directors, President & Chief Executive Officer, Vice-President, Finance (chief financial officer) and a director (W. Gordon Blankstein) as described under ‘Executive Compensation – Employment Contracts –Chairman of the Board of Directors, – President & Chief Executive Officer, – Vice-President, Finance (chief financial officer)’ and ‘Executive Compensation – Compensation of Directors’.

The contracts permit the employee or consultant to have their annual ‘net income’ and ‘performance’ bonuses paid in cash or, subject to stock exchange approval, in common shares valued at the average closing price for the 20 trading days preceding the end of the year in respect of which the bonus is being paid. To date, the Company has not paid any of such bonuses. Based on the Company’s financial performance to the end of the last financial year, the bonuses payable in either cash or shares are set out in the following table.

Name & Position	Bonus Payable for Financial Year ending December 31,
	2006 if paid in		2007 if paid in
	Cash	Shares (1)	Cash (2)	Shares (3)
GARDNER, Robert C. Chairman	$ 250,000	90,909	$ 250,000	69,637
LILLER, Gregory K. President & CEO	$ 250,000	90,909	$ 250,000	69,637
MOORHOUSE, Wayne R. VP, Finance	$ 125,000	45,455	$ 125,000	34,819
BLANKSTEIN, W. Gordon Director	$ 250,000	90,909	$ 250,000	69,637
TOTALS	$ 875,000	318,182	$ 875,000	243,730

(1)	Deemed price of $2.75 per share.

(2)	These amounts are estimates as the final bonus amounts cannot be determined the Company’s reserves as at December 31, 2007 have been calculated.

(3)	Deemed price of $3.59 per share.

The rules of the Toronto Stock Exchange require that the share issuances to insiders be approved by the Company’s shareholders. That approval, and approval of any further share issuances pursuant to the management contracts, is being sought at the meeting by way of an ordinary resolution. Accordingly, shareholders will be asked to consider and, if considered advisable, pass the following resolution at the Meeting:

“RESOLVED THAT:

1.

the issuance of up to 561,912 common shares of the Company in satisfaction of bonuses payable in respect of the Company’s 2006 (318,182 shares) and 2007 (243,730 shares) financial years to the Company’s Chairman of the Board of Directors (90,909 and 69,637 shares, respectively), President & Chief Executive Officer (90,909 and 69,637 shares, respectively), Vice-President, Finance (chief financial officer – 45,455 and 34,819 shares, respectively) and a director (W. Gordon Blankstein – 90,909 and 69,637 shares, respectively) pursuant to the management contracts dated October 1, 2006, as described in the Company’s Information Circular dated May 27, 2008, be and is hereby approved; and

2.

any director or officer of the Company be and is hereby authorized to take such actions as such director or officer may determine to be necessary or advisable to implement this resolution, such determination to be conclusively evidenced by the taking of any such actions.”

The persons named in the accompanying Proxy as proxyholders intend to vote the shares represented by Proxies in favour of this proposed resolution.

Following approval of the payment of bonuses in shares feature of the management contracts by the shareholders, the above-noted share issuances and any further share issuances pursuant to any of the four management contracts to the Plan will not require further shareholder approval. Any such future share issuances will, however, require approval of the Exchange.

Other Matters

The management does not know of any other matters to come before the Meeting other than those referred to in the Notice of Meeting. Should any other matters properly come before the Meeting, the shares represented by the Proxies solicited hereby will be voted on such matters in accordance with the best judgment of the persons voting the Proxies.

ADDITIONAL INFORMATION

Additional information relating to the Company is on SEDAR at www.sedar.com. Shareholders may contact the Company at Suite 550, 999 West Hastings Street, Vancouver, British Columbia V6C 2W2, Canada by mail, telecopier (1-604-682-2235), telephone (1-604-682–2205) or e-mail(info@gencoresources.com) to request copies of the Company’s financial statements and MD&A.

Financial information for the Company’s most recently completed financial year is provided in its comparative financial statements and MD&A, copies of which are enclosed with this Circular and filed on SEDAR.

DATED this 27th day of May, 2008

ON BEHALF OF THE BOARD OF DIRECTORS

(signed) WAYNE R. MOORHOUSE
Secretary

CHARTER
FOR
THE AUDIT COMMITTEE
OF
THE BOARD OF DIRECTORS
OF
GENCO RESOURCES LTD.

I.	MANDATE

The Audit Committee (the “Committee”) of the Board of Directors (the “Board”) of Genco Resources Ltd. (the “Company”) shall assist the Board in fulfilling its financial oversight responsibilities. The Committee’s primary duties and responsibilities under this mandate are to serve as an independent and objective party to monitor:

1.	The quality and integrity of the Company’s financial statements and other financial information;

2.	The compliance of such statements and information with legal and regulatory requirements;

3.	The qualifications and independence of the Company’s independent external auditor (the “Auditor”); and

4.	The performance of the Company’s internal accounting procedures and Auditor.

II.	STRUCTURE AND OPERATIONS

A.	Composition

The Committee shall be comprised of three or more members.

B.	Qualifications

Each member of the Committee must be a member of the Board.

A majority of the members of the Committee shall not be officers or employees of the Company or of an affiliate of the Company.

Each member of the Committee must be able to read and understand fundamental financial statements, including the Company’s balance sheet, income statement, and cash flow statement.

Last Amended by the Board: •
First Adopted by the Board: November 22, 2004

C.	Appointment and Removal

In accordance with the Articles of the Company, the members of the Committee shall be appointed by the Board and shall serve until such member’s successor is duly elected and qualified or until such member’s earlier resignation or removal. Any member of the Committee may be removed, with or without cause, by a majority vote of the Board.

D.	Chair

Unless the Board shall select a Chair, the members of the Committee shall designate a Chair by the majority vote of all of the members of the Committee. The Chair shall call, set the agendas for and chair all meetings of the Committee.

E.	Sub-Committees

The Committee may form and delegate authority to subcommittees consisting of one or more members when appropriate, including the authority to grant pre-approvals of audit and permitted non-audit services, provided that a decision of such subcommittee to grant a pre-approval shall be presented to the full Committee at its next scheduled meeting.

F.	Meetings

The Committee shall meet at least four times in each fiscal year, or more frequently as circumstances dictate. The Auditor shall be given reasonable notice of, and be entitled to attend and speak at, each meeting of the Committee concerning the Company’s annual financial statements and, if the Committee feels it is necessary or appropriate, at every other meeting. On request by the Auditor, the Chair shall call a meeting of the Committee to consider any matter that the Auditor believes should be brought to the attention of the Committee, the Board or the shareholders of the Company.

At each meeting, a quorum shall consist of a majority of members that are not officers or employees of the Company or of an affiliate of the Company.

As part of its goal to foster open communication, the Committee may periodically meet separately with each of management and the Auditor to discuss any matters that the Committee or any of these groups believes would be appropriate to discuss privately. In addition, the Committee should meet with the Auditor and management annually to review the Company’s financial statements in a manner consistent with Section III of this Charter.

The Committee may invite to its meetings any director, any manager of the Company, and any other person whom it deems appropriate to consult in order to carry out its responsibilities. The Committee may also exclude from its meetings any person it deems appropriate to exclude in order to carry out its responsibilities.

Last Amended by the Board: •
First Adopted by the Board: November 22, 2004

III.	DUTIES

A.	Introduction

The following functions shall be the common recurring duties of the Committee in carrying out its purposes outlined in Section I of this Charter. These duties should serve as a guide with the understanding that the Committee may fulfill additional duties and adopt additional policies and procedures as may be appropriate in light of changing business, legislative, regulatory or other conditions. The Committee shall also carry out any other responsibilities and duties delegated to it by the Board from time to time related to the purposes of the Committee outlined in Section I of this Charter.

The Committee, in discharging its oversight role, is empowered to study or investigate any matter of interest or concern which the Committee in its sole discretion deems appropriate for study or investigation by the Committee.

The Committee shall be given full access to the Company’s internal accounting staff, managers, other staff and Auditor as necessary to carry out these duties. While acting within the scope of its stated purpose, the Committee shall have all the authority of, but shall remain subject to, the Board.

B.	Powers and Responsibilities

The Committee will have the following responsibilities and, in order to perform and discharge these responsibilities, will be vested with the powers and authorities set forth below, namely, the Committee shall:

Independence of Auditor

1.

Review and discuss with the Auditor any disclosed relationships or services that may impact the objectivity and independence of the Auditor and, if necessary, obtain a formal written statement from the Auditor setting forth all relationships between the Auditor and the Company, consistent with Independence Standards Board Standard 1.

2.	Take, or recommend that the Board take, appropriate action to oversee the independence of the Auditor.

3.	Require the Auditor to report directly to the Committee.

4.	Review and approve the Company’s hiring policies regarding partners, employees and former partners and employees of the Auditor and former independent external auditor of the Company.

Last Amended by the Board: •
First Adopted by the Board: November 22, 2004

Performance & Completion by Auditor of its Work

5.

Be directly responsible for the oversight of the work by the Auditor (including resolution of disagreements between management and the Auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or related work.

6.	Review annually the performance of the Auditor and recommend the appointment by the Board of a new, or re-election by the Company’s shareholders of the existing, Auditor.

7.	Pre-approve all auditing services and permitted non-audit services, including the fees and terms thereof, to be performed for the Company by the Auditor unless such non-audit services:

(a)

which are not pre-approved, are reasonably expected not to constitute, in the aggregate, more than 5% of the total amount of revenues paid by the Company to the Auditor during the fiscal year in which the non-audit services are provided;

(b) were not recognized by the Company at the time of the engagement to be non- audit services; and

(c)

are promptly brought to the attention of the Committee by the Company and approved prior to the completion of the audit by the Committee or by one or more members of the Committee who are members of the Board to whom authority to grant such approvals has been delegated by the Committee.

Internal Financial Controls & Operations of the Company

8.	Establish procedures for:

	(a)	the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters; and

	(b)	the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

Preparation of Financial Statements

9.

Discuss with management and the Auditor significant financial reporting issues and judgments made in connection with the preparation of the Company’s financial statements, including any significant changes in the Company’s selection or application of accounting principles, any major issues as to the adequacy of the Company’s internal controls and any special steps adopted in light of material control deficiencies.

Last Amended by the Board: •
First Adopted by the Board: November 22, 2004

10.

Discuss with management and the Auditor any correspondence with regulators or governmental agencies and any employee complaints or published reports which raise material issues regarding the Company’s financial statements or accounting policies.

11.	Discuss with management and the Auditor the effect of regulatory and accounting initiatives as well as off-balance sheet structures on the Company’s financial statements.

12.

Discuss with management the Company’s major financial risk exposures and the steps management has taken to monitor and control such exposures, including the Company’s risk assessment and risk management policies.

13.	Discuss with the Auditor the matters required to be discussed relating to the conduct of any audit, in particular:

	(a)	The adoption of, or changes to, the Company’s significant auditing and accounting principles and practices as suggested by the Auditor, internal auditor or management.

	(b)	The management inquiry letter provided by the Auditor and the Company’s response to that letter.

(c)

Any difficulties encountered in the course of the audit work, including any restrictions on the scope of activities or access to requested information, and any significant disagreements with management.

Public Disclosure by the Company

15.

Review the Company’s annual and quarterly financial statements, management discussion and analysis (MD&A) and earnings press releases before the Board approves and the Company publicly discloses this information.

16.

Review the Company’s financial reporting procedures and internal controls to be satisfied that adequate procedures are in place for the review of the Company’s public disclosure of financial information extracted or derived from its financial statements, other than disclosure described in the previous paragraph, and periodically assessing the adequacy of those procedures.

17.

Review disclosures made to the Committee by the Company’s Chief Executive Officer and Chief Financial Officer during their certification process of the Company’s financial statements about any significant deficiencies in the design or operation of internal controls or material weaknesses therein and any fraud involving management or other employees who have a significant role in the Company’s internal controls.

Last Amended by the Board: •
First Adopted by the Board: November 22, 2004

Manner of Carrying Out its Mandate

18.

Consult with the Auditor, without the presence of management, about the quality of the Company’s accounting principles, internal controls and the completeness and accuracy of the Company’s financial statements.

19.	Request any officer or employee of the Company or the Company’s outside counsel or Auditor to attend a meeting of the Committee or to meet with any members of, or consultants to, the Committee.

20.	Meet with management, any internal auditor and the Auditor in separate executive sessions at least quarterly.

21.	Have the authority, to the extent it deems necessary or appropriate, to retain special independent legal, accounting or other consultants to advise the Committee advisors.

22.	Make regular reports to the Board.

23.	Review and reassess the adequacy of this Charter annually and recommend any proposed changes to the Board for approval.

24.	Annually review the Committee’s own performance.

25.	Provide an open avenue of communication among the Auditor, the Company’s financial and senior management and the Board.

26.

Not delegate these responsibilities other than to one or more independent members of the Committee the authority to pre-approve, which the Committee must ratify at its next meeting, non-audit services to be provided by the Auditor.

F.	Limitation of Audit Committee’s Role

While the Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Committee to plan or conduct audits or to determine that the Company’s financial statements and disclosures are complete and accurate and are in accordance with generally accepted accounting principles and applicable rules and regulations. These are the responsibilities of management and the Auditor.

Last Amended by the Board: •
First Adopted by the Board: November 22, 2004